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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 8-A/A-2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  INFOUSA INC.
             (Exact name of registrant as specified in its charter)


                DELAWARE                                  47-0751545
(State of incorporation or organization)               (I.R.S. Employer
                                                      Identification No.)
       5711 SOUTH 86TH CIRCLE
           OMAHA, NEBRASKA                                  68127
(Address of principal executive offices)                  (Zip Code)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        Title of each class                      Name of each exchange on which
        to be so registered                      each class is to be registered
              NONE                                            N/A

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box. [X]

  SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:

                                       N/A
                                 (if applicable)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    SERIES A PREFERRED SHARE PURCHASE RIGHTS
               (FORMERLY SERIES B PREFERRED SHARE PURCHASE RIGHTS)
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         infoUSA, Inc. (the "Company") hereby amends and restates in its entirety the Registration Statement on Form 8-A relating to the Company's Preferred Share Purchase Rights, filed by the Company on August 6, 1997, and amended on October 6, 1997.

ITEM 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

Background

         On July 21, 1997 the Company entered into a Preferred Shares Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent"). Pursuant to the Rights Agreement, the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $0.0025 par value ("Common Shares"), of the Company. The dividend was payable on August 14, 1997 (the "Record Date") to stockholders of record as of the close of business on that day. Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $120.00 (the "Purchase Price"), subject to adjustment.

         On October 3, 1997, the Company (i) reclassified its Common Stock as Class B Common Stock, par value $.0025 per share (the "Class B Common Stock"),(ii) authorized a new class of common stock designated Class A Common Stock, par value $.0025 per share, (iii) declared a dividend of one share of Class A Common Stock for every outstanding share of Class B Common Stock, (iv) reclassified its Series A Preferred Stock authorized theretofore as Series B Preferred Stock par value $.0025 per share (the "Series B Preferred Shares"),
(v) amended the Rights Agreement as the Amended and Restated Series B Preferred Shares Rights Agreement (the " Series B Rights Agreement"), and (vi) adjusted the exercise price for the Rights to $60.00 (the "Purchase Price").

         On October 21, 1999, the Company (i) authorized a new class of common stock, designated as Common Stock (the "Reclassified Common Stock"), (ii) combined and reclassified the Company's Class A and Class B Common Stock into the Reclassified Common Stock on a one-for-one basis, (iii) combined and reclassified the Company's Series A Preferred Stock and Series B Preferred Stock into a single class designated Series A Preferred Stock ("Reclassified Series A Preferred") on a one-for- one basis, (iv) established the rights, powers and limitations of the Reclassified Common Stock and Reclassified Series A Preferred, and (v) combined the Series A Rights Agreement with and into the Series B Rights Agreement and in connection therewith amended the Series B Rights Agreement as the Amended and Restated Preferred Shares Rights Agreement, under which each Right represents the right to purchase one one-thousandth of a share of the Company's Reclassified Series A Preferred for each outstanding share of Reclassified Common Stock,

         The shares of Reclassified Common Stock are referred to herein as "Common Shares," the Reclassified Series A Preferred is referred to herein as "Series A Preferred," and the Amended and Restated Preferred Shares Rights Agreement is referred to herein as the "Rights Agreement."



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         The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is filed as Exhibit 3 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

         The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

         The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

         Notwithstanding the foregoing, "Acquiring Person" shall not include Vinod Gupta, the Company's Chairman of the Board and Chief Executive Officer, nor any entity controlled by or established for the benefit of Mr. Gupta or any member of his immediate family (together, "Exempted Person"), and the possession by an Exempted Person of 15% or more of the Company's Common Shares or acquisition of an Exempted Person of any additional Common Shares of the Company shall in no case cause a Distribution Date to occur.

Issuance of Rights Certificates; Expiration of Rights

         As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) July 21, 2007 (the "Final Expiration Date") or (ii) redemption of the Rights as described below.



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Exercise of the Rights

         Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred.

Right to Buy Company Common Shares

         Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be null and void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock

         Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be null and void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Redemption

         At any time on or prior to the close of business on the earlier of (i) the date of acquisition by an Acquiring Person of beneficial ownership of 15% or more of the Company's Common Shares, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

         The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.



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Cash Paid Instead of Issuing Fractional Shares

         No fractional portion less than integral multiples of one Common Share or one one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

         The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date the Rights separate from the Common Shares and become exercisable. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights and Preferences of the Series A Preferred

         Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects

         The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the



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open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten days after the accumulation of 15% or more of the Company's shares by a single acquirer or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.       EXHIBITS.

1. Certificate of Incorporation of infoUSA Inc., as amended through October 22, 1999

2. Amended Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of infoUSA Inc.

3. Amended and Restated Preferred Shares Rights Agreement, dated as of October 22, 1999 between infoUSA Inc. and Norwest Bank Minnesota, N.A., including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 20, 2000            infoUSA INC.


                                By: /s/ STORMY L. DEAN
                                   --------------------
                                   Stormy L. Dean
                                   Controller and Acting Chief Financial Officer



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                                INDEX TO EXHIBITS


EXHIBIT
NO.            DESCRIPTION                                           METHOD OF FILING
-------        -----------                                           ----------------
1              CERTIFICATE OF INCORPORATION OF INFOUSA               INCORPORATED BY REFERENCE TO EXHIBIT 1
               INC., AS AMENDED THROUGH OCTOBER 22,                  TO THE COMPANY'S REGISTRATION
               1999                                                  STATEMENT ON FORM 8-A RELATING TO ITS
                                                                     COMMON STOCK, AS AMENDED, FILED
                                                                     MARCH 20, 2000 (FILE NO. 000-19598)

2              AMENDED CERTIFICATE OF DESIGNATION OF                 INCORPORATED BY REFERENCE TO EXHIBIT 2
               RIGHTS, PREFERENCES AND PRIVILEGES OF                 TO THE COMPANY'S REGISTRATION
               SERIES A PARTICIPATING PREFERRED STOCK OF             STATEMENT ON FORM 8-A RELATING TO ITS
               INFOUSA INC.                                          COMMON STOCK, AS AMENDED, FILED
                                                                     MARCH 20, 2000 (FILE NO. 000-19598)

3              AMENDED AND RESTATED PREFERRED SHARES                 INCORPORATED BY REFERENCE TO EXHIBIT 3
               RIGHTS AGREEMENT, DATED AS OF OCTOBER                 TO THE COMPANY'S REGISTRATION
               22, 1999 BETWEEN INFOUSA INC. AND                     STATEMENT ON FORM 8-A RELATING TO ITS
               NORWEST BANK MINNESOTA, N.A., INCLUDING               COMMON STOCK, AS AMENDED, FILED
               THE CERTIFICATE OF DESIGNATION, THE FORM OF           MARCH 20, 2000 (FILE NO. 000-19598)
               RIGHTS CERTIFICATE AND THE SUMMARY OF
               RIGHTS ATTACHED THERETO AS EXHIBITS A, B
               AND C, RESPECTIVELY.



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